

**MOL HUNGARIAN OIL AND GAS PLC.**

Finance

03 SEP -2 7:21

18th August, 2003

**Office of International Corporate Finance**
**Division of Corporation Finance**
**Securities and Exchange Commission**
450 Fifth Street N. W.
Washington, D. C. 20549
U.S.A.


03029712

Attention: **Special Counsel**
Office of International Corporate Finance

*MOL ~~Magyar Olaj- és Gázipari Rt.~~ Rt.*
*Rule 12g3-2(b) File No. 82-4224*

SUPPL

Dear Sirs,

The enclosed information is being furnished to the Securities and Exchange Commission (the "SEC") on behalf of MOL Magyar Olaj- és Gázipari Rt. (the "Company") pursuant to the exemption from the Securities Echange Act of 1934 (the "ACT") afforded by Rule 12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the understanding that such information and document will not be deemed to be "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Act.

Yours faithfully,



Michel-Marc Delcommune
Chief Financial Officer

Enclosure

dw 9/3



MOL HUNGARIAN OIL AND GAS PLC.

03 SEP -8 AM 7:21

# INVESTOR NEWS

15 August, 2003

**The Government and the Ministry of Economy issued decrees regulating the supplementary mining royalty**

MOL Hungarian Oil and Gas Company hereby announces that, following the acceptance of the Gas Supply Act, the Hungarian Government and the Ministry of Economy and Transport issued decrees governing the supplementary royalty on domestic gas production. The decrees enable MOL and the market to more accurately forecast the financial effect of the supplementary mining royalty on domestically produced gas.

The Gas Supply Act passed in June determined the calculation method and starting date of payment of the supplementary royalty, as the fund necessary for the subsidised natural gas supply. The currently published decrees determined the parameters necessary for the calculation of supplementary royalty. However, the wholesale price of natural gas has not been increased by the justified extent. In the half-year flash report published yesterday, MOL gave its estimation of HUF 15-20 billion for the loss of gas business in 2003. The supplementary royalty, based on the decrees, will increase MOL's expected losses related to its gas activities by a further HUF 16-18bn in 2003.

The extent of profit decrease attached to supplementary royalty is significantly higher than our earlier estimate, as the data necessary to calculate the supplementary royalty have not been determined in line with the form and the spirit of the amended Mining Act. However, the affect of the decrees on forecasted profitability in the following years remains broadly in line with our earlier expectations.

The current wholesale price, due to high import gas price, is not sufficient to cover the expenses of the gas business, therefore MOL initiates an extraordinary revision of the wholesale gas price. A fair return on the gas business is crucial to earn the funds necessary to start investments to make secure the medium-term gas supply of the country.

**For further information, please contact:**


| | | |
|---|---|---|
| Rupert Foster | Investor Relations | + 36 1 464 4725 |
| facsimile: | | + 36 1 464 1335 |
| Catriona Cockburn | Citigate Dewe Rogerson | + 44 (0) 207 282 2924 |

# DOCUMENTS FOR THE EXTRAORDINARY GENERAL MEETING

## EXTRAORDINARY GENERAL MEETING OF MOL HUNGARIAN OIL AND GAS PLC.

## TO BE HELD ON SEPTEMBER 1, 2003

**Date of the EGM: September 1, 2003, 10 a.m.**

**Venue of the EGM: Danubius Thermal & Conference Hotel, Helia**

**Dear Shareholder,**

The Extraordinary General Meeting of the Company was convened by the Board of Directors of MOL Rt. for September 1, 2003, 10 a.m., whose agenda is contained in the announcement published as stipulated in the by-laws:

1. Modification of Articles of Association (modification of the competence of Shareholders' Meeting and the rights attached to B series share relating to the natural gas industrial activity of the Company, other modifications, including necessary changes due to new laws and stock exchange regulations)

2. Prior consent to the modification of the deeds of foundation of MOL's wholly owned subsidiaries established for natural gas industrial activities.

3. Dematerialization of A and B series shares produced by means of printing and related modification of the Articles of Association.

4. Transformation of the C series ordinary shares of the Company into A series ordinary shares and related modification of the Articles of Association.

5. Authorisation of the Board of Directors to increase the registered capital by issuance of convertible bonds for the purposes of the implementation of the Company's long-term incentive scheme and related modifications of the Articles of Association as well as approval of the corresponding changes in the remuneration of the members of the Board of Directors.

6. Re-election of the members of the Board of Directors

The brochure contains an English language translation of the original proposals and information in accordance with the items on the agenda. The purpose of documents prepared for the General Meeting is to promote a better orientation of the particular items on the agenda and to provide information for the shareholders regarding the questions to be discussed at the General Meeting.

**Technical remarks**

**Registration**

The shareholders shall be registered at the place of the General Meeting between 8 a.m. and 9.30 a.m. when the registration in the shareholders' register shall be checked on the basis of the shareholders' identification cards or, in the absence of such, other documents proving personal identity; in case of legal entities and/or in case of a shareholder not being present in person, a personal proxy made out in the name of the proxy holder and document proving personal identity of such proxy holder must be presented; the voting machines entitled to a pre-determined number of votes shall be delivered on basis of such documents. It is essential that a proxy should expressly entitle its holder to participate at the extraordinary general meeting of MOL

Rt, to be held on September 1, 2003, as a general proxy will be deemed insufficient. The proxy should contain the following particulars:

- name, number of the identification card and signature of the authorizing principal, and, in case of legal entities, the name and corporation authorized signature of the legal entity;
- name, number of identification card, mother's name and permanent address of the proxy-holder;
- name and address of witnesses;
- in case of legal entities, certification of the representative authority of the individuals signing the proxy.

**Mode of voting**

- The Board of Directors recommends machine voting to be used at the general meeting, regarding which detailed information shall be provided on the spot. The general meeting shall first decide on the approval of the machine-based electronic voting system, then elect the keeper of the minutes, the certifiers of the minutes with the official vote counters and also approve the agenda.

## AGENDA ITEM 1

**Modification of Articles of Association (modification of the competence of Shareholders' Meeting and the rights attached to the "B" series share relating to the natural gas industrial activity of the Company)**

With the enactment of the new Gas Act of June, the gas market will be partially liberalised from 1 January 2004. The Gas Act requires the accounting separation of gas activities and the legal unbundling of gas transmission and system operation. In June, the Government stated that it would support the Board of Directors in all value creating strategic steps regarding the gas business, including the possible sale of the business. The Government resolution also stated that MOL's ownership in the gas transmission company including the system operation function for the time being should not be allowed to fall below 25% plus one vote. With this step, the State intends to ensure a national interest in the strategic asset base and hence enhance the security of gas supply of the country.

In full conformity with the said Government resolution and in order to obtain a high level of flexibility to execute any strategic transaction without undue delays, MOL's Board of Directors proposes a modification in respect of the current exclusive competencies of the Shareholders' Meeting and also to the rights attached to the "B" (special) share. According to the proposed changes, in the future the Shareholders' Meeting would only have a competence to decide, subject also to the consent of the holder of "B" share on the approval of the transfer of the Company's ownership interest in the subsidiary pursuing natural gas transmission and system operation activity, if such transfer would result in the decrease of the Company's voting rights below 25%+1 votes in that enterprise.

Such modification of the veto rights of the Shareholders' Meeting and the owner of "B" share would provide MOL, and through MOL, also the Hungarian State, with a blocking minority right in the subsidiary, which will own the strategic transmission assets, and at the same time better conform with the EU requirements applicable to the golden share. Following the planned modification to the Articles of Association, the State's strategic veto right through the „B" share on the other gas business assets will cease.

### Resolution

**Proposal for the decision of the EGM:**

The Shareholders' Meeting modifies articles 12.2 m), n) and 12.4. d), e) of the Company's Articles of Association as follows:

*"12.2 The Shareholders' Meeting shall have the exclusive scope of authority and competence in the following matters:*

*m) decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;*

*n) decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote;"*

*"12.4 The "yes" vote of the holder of "B" series of share is required to adopt decisions in the following matters:*

*d) decision on transferring control over the crude oil refineries of the Company located in Százhalombatta or Tiszaújváros;*

*e) decision on the transfer of the Company's ownership interest in a subsidiary pursuing natural gas transport and system administration activity or the approval of the increase of the registered capital of such a subsidiary, in case the transfer or the capital increase would result that the voting rights attached to the Company's ownership interest in such subsidiary decreases below 25 % + 1 vote;"*

## AGENDA ITEM 2

**Prior consent to the modification of the deeds of foundation of MOL Földgázszállító Rt, MOL Földgáztároló Rt and MOL Földgázellátó Rt**

Based on the decisions of the Shareholders' Meeting of MOL in October 2000 certain provisions (relating to the prior consent of MOL Shareholders' Meeting) of the deeds of foundation of MOL subsidiaries, which will pursue natural gas industrial activities can be validly modified only with the prior consent of MOL Shareholders' Meeting and the consent of the owner of the "B" share. The pertinent articles of the deeds of foundation are listed in the appendix of this proposal. In case the EGM approves the modification of the Articles of Association as proposed under item 1, the deeds of foundation of such subsidiaries should with good reason be modified accordingly.

### Resolution

**Proposal for decision of the EGM:**

The Shareholders' Meeting gives its prior consent to the cancellation of articles 23.1 and 23.2 of the deeds of foundation of MOL Földgázszállító Rt, MOL Földgáztároló Rt and MOL Földgázellátó Rt and to the necessary shareholder's decisions.

## AGENDA ITEM 3

**Dematerialization of the "A" and "B" series shares produced by means of printing and related modification of the Articles of Association**

MOL's "A" and "B" series shares are currently physically printed shares. According to the valid Act on Capital Markets, all publicly listed company shares must be changed to a dematerialised form as latest by December 31, 2004. As the shares remain negotiable under the whole dematerialization process, the dematerialization does not hinder or limit shareholders in any way in practising of their shareholders' rights or in the disposal of their shares. During the conversion period the depositories will execute the exchange of those shares that are deposited with them. Accordingly, the exchange of the shares will only cause an additional burden to those shareholders who physically hold their shares, as they will have to submit their shares to a depository or to the firm appointed to receive the shares for exchange.

### Resolution

The Board of Directors proposes to decide on the dematerialization of the physically printed "B" series of shares and "A" series of shares.

The Board of Directors proposes to the shareholders' meeting to empower the Board of Directors in order to dematerialize the physically printed shares as follows:

The Shareholders' Meeting empowers the Board of Directors of the Company to publish an announcement on the submission of the shares for the dematerialization, according to Article 26 of the Articles of Association. Subject to the necessary registration at the Court Registry the deadline for submission is minimum 60 days, however, following the registration of the modification of Articles of Association by the Court of Registry, it can be closed earlier, provided that the whole share series has been submitted.

The Shareholders' Meeting empowers the Board of Directors of the Company to invalidate the printed "A" series shares and "B" series voting preference share on the first working day after the closing of the deadline for submission.

The Shareholders' Meeting empowers the Board of Directors of the Company to issue the document pertaining 98,400,000 pieces registered ordinary dematerialized shares of the series "A" with a par value of HUF 1,000 each, replacing the invalidated "A" series printed shares, and the document pertaining to one (1) piece registered voting preference dematerialized share of the series "B" with a par value of HUF 1,000, replacing the invalidated "B" series voting preference printed share.

The Shareholders' Meeting empowers the Board of Directors of the Company to provide for the listing of the "A" series registered ordinary dematerialized shares on the stock exchange.

The Shareholders' Meeting empowers the Board of Directors of the Company to sell the dematerialized shares issued replacing the not submitted, invalidated printed shares within 6 months after the dematerialization, with the assistance of a brokerage firm selected upon tender, in stock exchange trade, by the daily sale of shares not exceeding 10 % of the stock exchange transactions, for a price equivalent to the stock exchange price level of the day of the transaction.

The Shareholders' Meeting empowers the Board of Directors of the Company to determine the further conditions in connection with the execution of the dematerialization of the shares, and to execute the transformation of the shares.

## Resolution

**Proposal for decision of the EGM:**

The Shareholders' Meeting approves the dematerialization of the of "A" and "B" series ordinary shares produced by means of printing and – beside the cancellation of Article 9 (Shares with consolidated denomination) – modifies Articles 8.1, 8.2, and 11.3 of the Company's Articles of Association as follows:

*"8.1. The "A", "B" and "C" series shares shall be produced in dematerialised form and those shall bear data as specified by the Company Act and relevant regulation.*

*8.2. The Board of Directors of the Company shall keep a share register, by share categories of the holders, of registered shares and shareholders' proxies, indicating the name (corporate name), address (seat), shareholding ratio of such shareholders or shareholders' proxies and indicating the series, number, and par value of the shares, as well as the date of registration, and in events specified under Article 8.6 the composition of the shareholder group to which the shareholder belongs in accordance with Article 10.1.1 and 10.1.2, and any other data that may be required to meet the requirements specified by law or these Articles of Association. The Board of Directors is entitled to commission a clearinghouse or trader to keep the share register.*

*11.3 The Company shall accept the statement of account issued by the Central Clearing House and Depository Co. Ltd. (KELER), or by another organizations entitled to keep securities account, as a certificate of the ownership of the share."*

## AGENDA ITEM 4

### Transformation of the "C" series ordinary shares of the Company into "A" series ordinary shares

A decision by the Government to reduce its shareholding in MOL will make it unnecessary to maintain the current two series of ordinary shares. This would enable the simplification of the share structure and in the long-term promote liquidity in the Company's ordinary shares. Therefore the Board of Directors proposes that the "C" series ordinary shares be converted into "A" series ordinary shares. To ensure that the rights of the owner of the "B" share will not be limited, the Shareholders' Meeting's decision on the transformation of the shares would become effective on the date when pursuant to the Share Registry of the Company, the owner of the "B" share holds less than 25 %+1 "A" shares compared to the total number of the "A" shares.

**Resolution**

### Proposal for decision of the EGM:

The Shareholders' Meeting transforms the "C" series ordinary shares into "A" series ordinary shares – except 578 shares because of the different par value. The decision of the Shareholders' Meeting shall enter into force on the day, when, based of the registration of the Share Registry of the Company, the owner of the "B" series share does not own more than 25 % + 1 of "A" series ordinary shares. The Shareholders' Meeting – upon fulfillment of the condition of the decision – empowers the Board of Directors of the Company to modify the Articles of Association and act before the court of registry to register the modification.

The conditions of the transformation:

> The exchange ratio of the shares shall correspond to their par value, i. e. 1 piece "C" series share shall entitle for 1,001 pieces "A" series shares, while 1000 pieces "C" series shares shall entitle for 1001 pieces "A" series shares. If, as a result of the transformation, the shareholder shall be entitled to receive not a whole piece of share from the newly issued "A" series share, a joint ownership shall originate among the shareholders in the order of submission of the shares, and the Company – in the absence of the other declaration of the shareholders – deem the shareholder firstly submitted the shares as the common representative of the shares.
>
> The Company shall determine 578 pieces "C" series shares not to be transformed in the proportion of the shares submitted by the shareholders for transformation compared with each other, rounded for whole number. If this is inapplicable, then the Company shall deem 578 shares of the shareholders who submitted their shares for transformation as last as not transformed.

The Shareholders' Meeting empowers the Board of Directors of the Company – upon fulfillment of the condition – to publish an announcement on the submission of the shares for the transformation, according to Article 26 of the Articles of Association. Subject to the necessary registration at the Court Registry the deadline for submission is minimum 30 days, however, following the registration of the modification of Articles of Association by the court of registry, it can be closed earlier, provided that the whole share series has been submitted.

The Shareholders' Meeting empowers the Board of Directors of the Company to invalidate the "C" series shares on the first working day after the closing of the submission, except the 578 pieces "C" series shares.

The Shareholders' Meeting empowers the Board of Directors of the Company to issue the document pertaining 9,826,817 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each, replacing the invalidated "C" series shares.

The Shareholders' Meeting empowers the Board of Directors of the Company to act in order to the listing of the "A" series registered ordinary shares issued during the transformation on the stock exchange trade.

The Shareholders' Meeting empowers the Board of Directors of the Company to sell the shares issued replacing the not submitted, invalidated shares within 6 months after the transformation, with the assistance of a brokerage firm selected upon tender, in stock exchange trade, by the daily sale of shares not exceeding 10 % of the stock exchange transactions, for a price equivalent to the stock exchange price level of the day of the transaction. In case of unsuccessful sale the Company shall accordingly decrease its share capital on the first Shareholders' Meeting after the expiration of the deadline of sale. After the sale of shares or decrease of share capital the Company shall pay the consideration of the sold shares reduced by costs accrued until the invalidation to the last owner of the share upon presenting the invalidated share, taking into consideration the rules of prescription of the claim embodied by the securities.

The Shareholders' Meeting empowers the Board of Directors of the Company to determine the further conditions in connection with the execution of transformation of the shares, and to execute the change of shares.

**Resolution**

The Board of Directors due to the share transformation proposes to modify the Article 7.2. a) of the Company's Articles of Association as follows:

*"7.2. The Company's share capital amounts to HUF 108.227.396.578,- i.e. one hundred and eight billion two hundred and twenty seven million three hundred ninety six thousand five hundred seventy eight forint, represented by*

*a.) 108,226,817 pieces registered ordinary shares of the series "A" with a par value of HUF 1,000 each, and 578 pieces of registered ordinary shares of the series "C" with a par value of HUF 1,001 each, issued at a price of HUF 6,000 each, in exchange for in kind contribution*[1] *and providing identical rights to the holders of such shares, and"*

## AGENDA ITEM 5

**Authorisation of the Board of Directors to increase the registered capital by issuance of convertible bonds for the purposes of the implementation of the Company's long-term incentive scheme and related modifications of the Articles of Association as well as approval of the corresponding changes in the remuneration of the members of the Board of Directors**

MOL, based on a review of its long-term incentive schemes, intends to introduce a new incentive program which ensures, by linking a significant part of the participating directors' and employees' compensation to the actual development of the price of MOL shares on the stock exchange, a strong motivation to enhance long-term corporate performance and contributes to a stronger alignment between the interest of members of the Board of Directors' and senior managers' to those of MOL's shareholders. MOL proposes to introduce a long-term, convertible-bond-based scheme, which would replace the existing long-term incentive schemes for all participants involved. It is also to be noted, that under current tax regulations, a convertible bond scheme is a very tax efficient one.

Long-term executive incentive programs are generally accepted and widely applied in listed companies as an integral part of the incentive schemes to serve the above outlined objectives. The key principles and conditions of the proposed long-term incentive scheme are the following:

Within the framework of the program, the participating officers of MOL may purchase privately issued (private placement) bonds convertible to 'A' series ordinary MOL Rt. shares.

The bonds may be subscribed by the non-executive members of the board (currently 8 individuals), selected senior management of MOL Rt and its affiliates (a total of 20 persons), and by a technical company (for reserve pool purposed).

Convertible bonds are to be issued for a five-year term and the nominal value of each convertible bond will be HUF 10 million.

MOL issues a maximum of 1,200 convertible bonds, convertible to "A" shares representing a maximum of 2% of the registered capital within this five year period.

In total, five series of bonds are to be issued (one series per year), and each series would include the same number of bonds and will have identical conditions. Such series of convertible bonds would only differ in respect of the date when they may be converted into shares.

The share conversion price of the bonds shall be determined by the Board of Directors so that it corresponds to the market price accepted by the Ministry of Finance in a binding ruling.

Each year, the bondholders may convert their bonds in the conversion period only (a period of maximum 20 days every year), forming part of the respective series of convertible bonds that could be converted. If a bondholder does not convert his bonds or converts only a part of the bonds in a calendar year, he/she may exercise conversion right in the

following year(s) in respect of all convertible bonds that have not been converted previously.

The transfer of the bonds not converted is restricted.
Any participants joining the ongoing program at a later stage would acquire rights to the convertible bonds they are entitled to under the general rules of the program on the basis of special conditions, at the fair market value of the bond upon joining to the incentive scheme.

Further details can be found below in the text of the proposal.

**Resolution**

**Proposal for decision of the EGM:**

The Shareholders' Meeting amends Article 17 of Articles of Association with the following e.) paragraph

e) *Based on the authorisation granted in the Articles of Association the Board of Directors is entitled to conditionally increase the share capital until 1 September 2008 by not more than 2% of the share capital, i.e. HUF 2,164,548,000 through the private issuance of convertible bonds into series (or to the supplanter of these series) of registered ordinary "A" shares for the purpose of the implementation of the Company's long term incentive scheme."*

*Based on the prevailing provisions of the Articles of Association and the Company Act following the conditional increase of the share capital through the issuance of convertible bonds and the conversion of bonds into shares, the Board of Directors is entitled to amend the Articles of Association accordingly after the closing of each conversion periods.*

In accordance with Article 17 e) of the Articles of Association the Shareholders' Meeting amends the Articles 12.2 a) b) h), 15.2.n, and 17.b) of the Articles of Association as follows:

*„12.2. The Shareholders' Meeting shall have the exclusive scope of authority and competence in the following matters:*

a.) *approval and modification of the Articles of Association, save for the modifications in relation to increase, conditional increase of capital and issuance of convertible bonds based on the authorisation of the Board of Directors granted in the Articles of Association;"*

b.) *save for the increase and conditional increase of the share capital by the Board of Directors in accordance with the authorization granted in the Articles of Association the (conditional) increase and decrease of the share capital, in the event of capital increase through private placement resolved by the Shareholders' Meeting to assign or select person(s) and shareholder(s) who will have exclusive right to subscribe such shares*

h.) *save for the conditional capital increase through issuance of convertible bonds within the competence of the Board of Directors pursuant to the authorisation granted in the Articles of Association* *decision on issuance of convertible bonds or bonds with the right of subscription;"*

*„15.2. The Board of Directors shall be competent in the following matters:*

n) *decision on the increase of the Company's share capital pursuant to articles 17. d) and e) of the Articles of Association."*

*„[17.] b.) The Company may, at any time, increase its share capital through a resolution adopted by the Shareholders' Meeting or the decision of the Board of Directors based on the authorisation granted in the Articles of Association.*

*The share capital may be increased by:*

- *the issuance of new shares;*
- *converting equity into share capital;*
- *issuance of employee shares;*
- *as conditional increase of share capital, through the issuance of convertible bonds.*

**Resolution**

The Shareholders' Meeting resolves that the Board of Directors shall implement the long-term incentive scheme of the non-executive members of the Board of Directors and the managers of the MOL Group as determined by the Board of Directors through the issuance of bonds convertible into "A" series of ordinary shares in accordance with the followings:

a) Mode of issuance: The bonds shall be issued through private placement. The bonds shall be subscribed and taken over by the members of the Board of Directors of MOL Plc., the managers of the MOL Group as determined by the Board of Directors and a company ensuring the implementation of the Company's long term incentive scheme ("pool"), based on their declaration of intention, in the amount as determined by the Board of Directors or in case of the members of the Board of Directors by the Shareholders' Meeting. The purpose of the pool is to ensure the participation of the members of the Board of Directors and the managers in proportion of the length of their appointments in case of personal changes.

b) The bonds to be issued: The Company shall issue maximum 1200 pieces of bonds, with a par value 10,000,000 HUF of each, with a total par value of maximum 12 billion HUF in 5 series, divided into equal proportion among the series.

c) Transferability of the bonds: The bonds can be transferred exclusively between the Company, the members of the Board of

Directors of MOL Plc, the managers of the MOL Group as determined by the Board of Directors and the and the company ensuring the implementation of the long term incentive scheme ("pool") subject to the Company's pre-emption right in each case. The Company is entitled to appoint the pool to exercise its pre-emption right.

d) The conditions of the conversion of the bonds: The first series of the bonds shall become convertible in 2004 and in each subsequent year one more series of bonds should become convertible into "A" series of shares. In case the owner of a bond does not convert the bond in spite of the possibility of conversion, such bond shall remain convertible in the following years until its expiration. The conversion shall take place during the period determined by the Board of Directors once in each year. The number of shares for which the convertible bonds will entitle their owners, i.e. the conversion ratio shall be determined by the Board of Directors so that it corresponds the market price accepted by the Ministry of Finance in its conditional tax determination.

e) Term and interest of the convertible bonds: The term of the bonds shall be 5 years, the repayment of principal shall take place at the expiration of the term of the bonds. The annual interest payable on the bonds shall be determined by the Board of Directors taking into consideration the return of the twelve month discount treasury notes established at auction

f) Possibilities of redemption and repurchase of the bond: The Company, based on the detailed rules determined by the Board of Directors, is entitled to purchase the bonds from the owner by a unilateral notice to the owner at the pro-rata par value increased by the unpaid interest. The Company, upon the decision of the Board of Directors, is entitled to redeem all or certain series of the bonds from every owner in case due to changes in the capital market, tax or economic environment the conversion of the bonds is not in the interest of the Company or the owners.

g) The Company, according to the detailed rules determined by the Board of Directors indemnifies the owner of the bonds for the net amount of (i) the risk of the increase of the share price between the date on which the owner submitted the bonds for conversion and the date on which the shares converted were traded first on the stock exchange so that in case the average shares price of the "A" series of shares on the date on which the converted shares are traded first on the stock exchange is less that the price taken into consideration at the issuance of the bond for the determination of the exchanges ratio the Company indemnifies the owner for the difference between the average stock exchange price of the day on which the converted shares were first traded on the stock exchange and the share price based on which the exchange ratio has been established at the issuance of the bond. (ii) the tax payable on the interest of the bonds; and (iii) in case of purchase or redemption of the bonds the net amount of the difference between the interest paid by the owner of the bonds

for the financing of the bonds and the interest received on the bonds.

**Resolution**

Replacing the long term performance plan of the non-executive directors ("Directors") approved by the annual general meeting of 17 April 2003 the Shareholders' Meeting determines the remuneration of the Directors as follows:

The Board of Directors in accordance with the conditions approved in the previous resolution are entitled to subscribe the following amounts of convertible bonds:

| | |
|---|---|
| Member of the Board of Directors | 25 pieces/member |
| Chairman of the committees* | 30 pieces / member |
| Chairman of the Board of Directors** | 35 pieces / member |

* In case the chairman of the committee is not the chairman of the Board of Directors or a vice-chairman, who receives the compensation of the chairman.
** In case the chairman is an executive member the non-executive vice-chairman shall be entitled to this remuneration.

In case the mandate of a director terminates during the term of the bonds, the director shall be entitled to convert the bonds that are convertible at the time of the termination of his/her appointment at the next conversion period at the latest. In case of the termination of the appointment the Company shall purchase the bonds owned by such member that are not converted at the pro-rata par value increased by the unpaid interests and the amount of the difference between the interest paid by the owner of the bonds for the financing of the bonds and the interest received on the bonds.

Fix amount of remuneration:

Besides of the right to subscribe for the convertible bonds from 1 April 2003 the Directors pro rata to the term of their appointments shall be entitled to the following net amount of remuneration per annum following the EGM:

Members of the Board of Directors 25.000 EUR p.a.
Chairman* of the Board of Directors 41.500 EUR p.a.
* In case the chairman is an executive member the non-executive vice-chairman shall be entitled to this remuneration.

Additional Fees:

A Director who is a citizen of a country other than the Republic of Hungary and who is ordinarily resident outside of Hungary and needs to travel to Hungary to attend such meetings shall receive up to maximum 15 times per annum EUR 1,500 for each meeting of the Board or a committee of the Board attended. This fee paid shall no longer apply in the event a Director has attended Board or committee meetings on fifteen (15) occasions in any Performance Period. The Director, who is also the

chairman of a board committee, shall receive an additional fee of EUR 1,000 per month.

In case due to legal or internal regulations or restrictions applicable to a Director a Director cannot receive his/her remuneration in shares, he/her shall receive its remuneration from the Company in cash the net amount of which shall be determined on the basis of the daily stock exchange average price of the day preceding the date on which the request for conversion has been submitted.

Upon approving this resolution the Shareholders' Meeting cancels the long-term performance plan approved at the annual general meeting of 17 April 2003 with the retroactive affect from 1 April 2003. The detailed procedural rules of the remuneration of the Board of Directors and their implementation shall be approved and supervised by the Supervisory Board of the Company.

## AGENDA ITEM 6

**Re-election of members of Board of Directors**

The mandates of 4 members of the Board of Directors (Messrs. Hernádi, Mosonyi, Horváth and Paterson) will expire in February 2004 and the mandates of a further 3 members (Messrs. Csányi, Delcommune and Dobák) will expire in April 2004. In order to avoid the necessity of convening another extraordinary general meeting, we propose the submission of the proposal on the re-election of the members to the EGM.

**Resolution**

The EGM re-elects Zsolt Hernádi as a member of the Board of Directors effective as of 24. February 2004 for an additional period of five years.

**Resolution**

The EGM re-elects György Mosonyi as a member of the Board of Directors effective as of 24. February 2004 for an additional period of five years.

**Resolution**

The EGM re-elects dr. Gábor Horváth as a member of the Board of Directors effective as of 24. February 2004 for an additional period of five years.

**Resolution**

The EGM re-elects Iain Paterson as a member of the Board of Directors effective as of 24. February 2004 for an additional period of five years.

**Resolution**

The EGM re-elects dr. Sándor Csányi as a member of the Board of Directors effective as of 28. April 2004 for an additional period of five years.

**Resolution**

The EGM re-elects Michel-Marc Delcommune as a member of the Board of Directors effective as of 28. April 2004 for an additional period of five years.

**Resolution**

The EGM re-elects dr. Miklós Dobák as a member of the Board of Directors effective as of 28. April 2004 for an additional period of five years.

**MOL Hungarian Oil and Gas Company**

**Supervisory Board**

Report

**on the review of the draft resolutions submitted by the Board of Directors to MOL Rt. Extraordinary General Meeting (EGM) dd. September 1, 2003**

The Supervisory Board has prepared this report based on its full awareness and thorough review of the draft resolutions submitted by the Board of Directors. The Supervisory Board fully agrees with the draft resolutions to be submitted to the EGM and supports their approval.

The draft resolution to be submitted under item 1 of the agenda will enable the company to prepare for the gas market liberalization and the settlement of the situation of the gas business as it provides for both MOL General Meeting and the holder of „B" share the right of veto against transferring the ownership representing 25% plus 1 vote in the subsidiaries that conduct gas transmission and transmission system operation activities. The second item of the agenda is closely related to the first item as it is a technical step following the approval of the draft resolution submitted under item 1 of the agenda.

The draft resolution submitted under item 3 of the agenda is fully compliant with the relevant provisions of the Capital Markets Act and the implementation of the transaction well ahead of the final deadline of December 31, 2004 is considered advantageous as it precedes the planned ÁPV Rt. privatization transaction. As shares will be tradable during the transformation process, shareholders will not be restricted or limited in any way in freely exercising their rights or selling/buying such shares during the said period of time.

Item 4 of the agenda serves two purposes. First, if the ratio of „A" series of shares held by the owner of the „B" share drops below 25%, there will be no reason for retaining the „C" series of shares in the future. Second, in relation to the Slovnaft transaction it is necessary to transform the „C" series of shares into „A" series of shares (which are freely tradable in the stock exchange trading) without any delay.

The draft resolution submitted under item 5 of the agenda is aiming at the introduction of a new long term management incentive system which will ensure a better alignment between the interest of the company's shareholders and the interest of the Board of Directors and top management through incentives towards the long term increase of corporate performance and share price.

Item 6 of the agenda is submitted at this time in order to avoid the convening of another EGM.

Budapest, August 15, 2003.

On behalf of MOL Rt. Supervisory Board: Dr. Kupa Mihály

Chairman of the Supervisory Board

Appendix

**Articles 23.1 and 23.2 of Deed of Foundation of MOL Földgázszállító Rt:**

"23.1. Pursuant to Article 12.4. of the Articles of Association MOL Plc, the sale owner of the company, the company shall pass decisions within the exclusive competence of its shareholders' meeting on the following issues only upon the prior approval granted with the "yes" vote of the owner of the "B" shares of the Shareholders' Meeting of MOL Plc.

a) Decision on the transformation or termination of the Company,
b) Decision on the change of form of operation of the Company,
c) Modification of the rights attached to the certain categories of shares, decision on issuance of new category of shares,
d) Decision on transferring direct or indirect control over the Company's high-pressure gas transmission network,
e) Modification of articles 23.1 and 23.2. of this Deed of Foundation.

23.2. MOL Plc as the sole shareholder of the Company shall decide on the appointment and removal of the CEO of the Company based of the decision of the Board of Directors of MOL Plc."

**Articles 23.1 and 23.2 of Deed of Foundation of MOL Földgáztároló Rt:**

"23.1. Pursuant to Article 12.4. of the Articles of Association MOL Plc, the sale owner of the company, the company shall pass decisions within the exclusive competence of its shareholders' meeting on the following issues only upon the prior approval granted with the "yes" vote of the owner of the "B" shares of the Shareholders' Meeting of MOL Plc.

a) Decision on the transformation or termination of the Company,
b) Decision on the change of form of operation of the Company,
c) Modification of the rights attached to the certain categories of shares, decision on issuance of new category of shares,
d) Decision on transferring direct or indirect control over the underground storage facilities and their equipment representing a capacity in excess of 10% of the Company's total gas storage capacity; upon calculating the above 10 %, it must be take into account altogether every transfer from the establishment of the Company,
e) Modification of articles 23.1 and 23.2. of this Deed of Foundation.

23.2. MOL Plc as the sole shareholder of the Company shall decide on the appointment and removal of the CEO of the Company based of the decision of the Board of Directors of MOL Plc."

**Articles 23.1 and 23.2 of Deed of Foundation of MOL Földgázellátó Rt:**

"23.1. Pursuant to Article 12.4. of the Articles of Association MOL Plc, the sale owner of the company, the company shall pass decisions within the exclusive competence of its shareholders' meeting on the following issues only upon the prior approval granted with the "yes" vote of the owner of the "B" shares of the Shareholders' Meeting of MOL Plc.

a) Decision on the transformation or termination of the Company,
b) Decision on the change of form of operation of the Company,
c) Modification of the rights attached to the certain categories of shares, decision on issuance of new category of shares,
d) Decision on termination or on the transferring of substantial portion of wholesale activity (sale of natural gas to gas distributor or to other gas wholesaler) of the Company,
e) Modification of articles 23.1 and 23.2. of this Deed of Foundation.

23.2. MOL Plc as the sole shareholder of the Company shall decide on the appointment and removal of the CEO of the Company based of the decision of the Board of Directors of MOL Plc."